LEVY & DRONEY, P. C.

Pond View Corporate Center

74 Batterson Park Road

Farmington, CT 06032

April 14, 2006

Mr. H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, Northwest

Washington, D.C.  20549

RE:  The Enlightened Gourmet, Inc. – SEC File No. 0-51597

Dear Mr. Mancuso:

This letter is in response to your letter of March 22, 2006 addressed to Mr. Alexander L. Bozzi, III, Chairman of The Enlightened Gourmet, Inc. (the “Company”).  This firm represents the Company.

We have reviewed the matters addressed in your letter with Company management and representatives of the Company’s independent registered public accountant and our responses are based upon such discussions.

Please note that for your convenience, we have repeated your questions in bold face type with our responses in regular type face below.

Also note that we have elected to address your comments in the context of the Company’s Annual Report on Form 10-KSB for its year ended December 31, 2005, filed with the Commission today.

Note 4. Acquisition of Technology, page F-11

1.

On page 13 of Form 10-SB/A, you disclose you are manufacturing products only to use as samples and for testing.  On page F-24, footnote 4, you state you assess technology in relation to your products under development.   And, on page F-8 you further disclose that Milt & Geno’s had no operations at the time you acquired its unpatented technology.  Please reconcile these disclosures expressing ongoing research and development activities with your response which states the acquired technology represents, in part, completed research and development activities acquired for direct commercialization.  Further, clarify what was acquired in addition to the trademark and trade dress that you have described as “certain technology” and “formula.”

The critical component acquired from Milt and Geno’s was the basic product formula and manufacturing technique, which were completed processes, ready for commercialization as the Company’s initial frozen dessert product.  The Company’s ongoing research and development activities are related to packaging, marketing and distribution methodologies as well as possible extension of basic technology to food applications other than frozen desserts.  The relevant portions of the 10-KSB have been revised with a view to clarifying these matters.

2.

We note your response to comment 3 on our letter dated February 15, 2006.  Tell us how you were able to conclude SFAS No. 2 and FIN 4 do not apply.  Clarify how the unpatented technology acquired from M&G was not identified with your ongoing research and development activities or how the test of alternative future use was met.  Tell us how you determined an indefinite useful life is appropriate including the criteria previously listed in comment 3 in our letter dated February 15, 2006, if still applicable.  If you determine you can not establish an alternative future use, please tell us if you believe these costs represent goodwill or another separate intangible asset apart from goodwill.  If applicable, support your basis for doing so within the context of paragraph 42 of SFAS No. 141.

SFAS No. 2, in paragraph 11(c), discusses the accounting treatment for intangibles purchased from others, but limits such inclusion to “intangibles that are purchased from others for use in research and development activities”.  The Enlightened Gourmet technology in question represents completed technology, ready for commercialization without further research and development.  Accordingly, it does not constitute “research and development costs” within the purview of SFAS No. 2, and no alternative future use is required.

The technology is not, in fact, identified with the Company’s on-going research and development activities, excepting only that the Company may, incidentally, use the technology to explore possible application to food products beyond the Company’s initial intended business of manufacturing and selling frozen dessert products using the fully-developed technology in question.

The Company has determined that the technology has an indefinite useful life in accordance with the criteria listed in paragraph 11 of SFAS No. 142.  The Company believes that its technology is analogous to the Coca-Cola secret formula, which has remained a valuable asset for more than a century.  The Company expects that it will continue to test the technology for impairment at least annually in accordance with paragraph 17 of SFAS No. 142.

Regarding paragraph 42 of SFAS No. 141,  the technology in question represents a separate intangible asset apart from goodwill because it is “separable, that is, capable of being separated from the acquired entity and sold, transferred, licensed, rented, or exchanged” within the meaning of paragraph 39 of SFAS No. 141.

Finally, we again assert that the technology represents completed, commercializable technology and was not acquired to be “used in a particular research and development project”.  Accordingly, paragraph 42 of SFAS No. 141 does not apply and no alternative future use is required in order to carry the technology at its full cost/value.

Please contact me with any further questions or concerns.

Sincerely,

S/ RICHARD T. KEPPELMAN

Richard T. Keppelman

RTK/ptl

cc:  Michael Traba

       Alexander L. Bozzi, III

       Michael Sabol

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